EXHIBIT 99.1

B Communications Reports Financial Results
For the First Quarter of 2015

- Net Income Attributable to Shareholders for the First Quarter Totaled NIS 48 Million

- Board of Directors Approves Company’s Dividend of NIS 2.24 per Share

Ramat Gan, Israel – May 21, 2015 – B Communications Ltd. (the “Company”; NASDAQ & TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ), today reported its financial results for the first quarter of 2015.

“During the quarter, we continued to execute our business plan by leveraging Bezeq's stable platform, strong financial position and competitive advantages to create value for our shareholders,” said Doron Turgeman, CEO of B Communications. “The Board’s decision to distribute a dividend of NIS 67 million ($17 million) reflects the significant improvements we have made to our capital structure. In the past five years, we have focused aggressively on deleveraging, reducing our net financial debt from more than NIS 5 billion in April 2010 to only NIS 2.7 billion today and improving our loan-to-value ratio, or LTV, from 55% at January 1, 2014 to 46% today. With our balance sheet in good shape, we believe now is the right time to return capital to our shareholders while continuing to maintain sufficient resources to service our debt. Looking ahead, we will continue to take advantage of Bezeq's cash generation power to further strengthen our financial position and liquidity.”

Dividend Distribution: On May 21, 2015, the Company's board of directors declared a cash dividend of NIS 67 million, or NIS 2.24 per share (approximately $17 million in the aggregate or $0.56 per share, based on the representative rate of exchange on March 31, 2015). The actual amount for dividends paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on June 2, 2015. The dividend will be payable to all of the Company’s shareholders of record at the end of the NASDAQ trading day on June 2, 2015. The payment date will be June 16, 2015.

Bezeq’s Results: For the first quarter of 2015, the Bezeq Group reported revenues of NIS 2.2 billion ($546 million) and operating profit of NIS 636 million ($160 million). Bezeq’s EBITDA for the first quarter totaled NIS 953 million ($239 million), representing an EBITDA margin of 43.8%. Net income for the period attributable to Bezeq’s shareholders totaled NIS 463 million ($116 million). Bezeq's cash flow from operating activities during the period totaled NIS 961 million ($241 million).

Cash and Debt Position: As of March 31, 2015, B Communications’ unconsolidated cash and cash equivalents and short term investments totaled NIS 970 million ($244 million). As of March 31, 2015, B Communications financial liabilities included NIS 2.9 billion ($720 million) of Senior Secured Notes (7⅜%) (the “Notes”), NIS 698 million ($175 million) of Series B Debentures (both include accrued interest and unamortized premiums, discounts and debt issuance costs) and a NIS 136 million ($34 million) tax liability.

Notes Repurchase Program: On August 10, 2014 the Company announced that its Board of Directors has approved the buyback of up to $50 million of its Notes. Through the end of the first quarter of 2015, the Company, through a wholly owned subsidiary, purchased $4 million par value of the notes. During the second quarter of 2015 and until May 21, 2015, the Company purchased additional $6 Million par value of the Notes.

B Communications’ Unconsolidated Balance Sheet Data (in millions)

			Convenience
			translation into
			U.S. dollars
			(Note A)
	March 31,	March 31,	March 31,
	2014	2015	2015
	NIS	NIS	US$
Financial liabilities
Senior Secured Notes 7⅜%(1)	2,787	2,866	720
Series B Debentures	695	698	175
Tax liability(2)	136	136	34
Total	3,618	3,700	929

Liquidity balances
Dividend receivable	248	-	-
Lockbox account(3)	204	419	105
Unrestricted cash(4)	314	551	139
Total	766	970	244

(1)
Senior Secured Notes balance is the sum of (a) the NIS amount equivalent (NIS 2,561 million) of the $725 million hedge that was established on the date the Notes were issued, (b) $71 million (the residual balance of our Senior Secured notes that was not hedged) multiplied by the representative rate of exchange as of March 31, 2015 (NIS 3.98 = U.S. Dollar 1.00) and (c) accrued interest and unamortized debt issuance costs.

(2)
On January 22, 2015, B Communications entered into a Tax Assessment Agreement with the Israeli Tax Authority (the “Agreement”), with respect to (i) a final tax assessment with respect to tax years 2007-2009, and (ii) a final tax assessment with respect to the sale of its legacy communications business that was completed on January 31, 2010. According to the Agreement, B Communications will pay the Israeli Tax Authority NIS 148 million ($38 million) including interest and CPI linkage differences, in 24 monthly installments starting in February 2015.

(3)
Lockbox account - one or more accounts designated as a lockbox account and maintained by B Communications (SP-2) Ltd. (or any of its successors) and pledged as collateral to the security agent for the benefit of the holders of the Senior Secured Notes. Amounts from prior periods are shown as comparative data and reflect amounts that were maintained by B Communications (SP-2) Ltd. but not in a lockbox account.

(4)
Unrestricted cash - any funds, property or assets (including any property or assets acquired with or earned on such unrestricted cash) not expressly required by the terms of the Indenture for the Senior Secured Notes to be deposited in or allocated to the lockbox account and any other funds with respect to which the Indenture expressly provides constitute unrestricted cash, including proceeds from indebtedness permitted to be incurred under the Indenture which are not otherwise expressly required by the terms of the Indenture to be deposited in or allocated to the lockbox account; provided that no specified shares or collateral shall constitute unrestricted cash.

B Communications Cash Management: B Communications manages its cash balances according to an investment policy that was established by its Board of Directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to B Communications’ investment policy, approximately 80% of the funds must be invested in investment-grade securities.

Dividend from Bezeq: On March 25, 2015, the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend of NIS 844 million ($212 million). On May 6, 2015, Bezeq's shareholders approved the dividend distribution and on May 27, 2015, B Communications will receive its share of the dividend distribution of approximately NIS 259 million ($65 million).

B Communications First Quarter Consolidated Financial Results

B Communications consolidated revenues for the first quarter of 2015 totaled NIS 2,174 million ($546 million), a 5.9% decrease compared to the NIS 2,311 million reported in the first quarter of 2014. For both the current and the prior-year periods, B Communications consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications consolidated operating income for the first quarter of 2015 totaled NIS 506 million ($127 million), a 4.9% decrease compared to NIS 532 million reported in the first quarter of 2014.

B Communications consolidated net income for the first quarter of 2015 totaled NIS 306 million ($77 million), compared with NIS 37 million reported in the first quarter of 2014. The low net income in the first quarter of 2014 was a result of the non-cash, net expenses related to the revaluation of the CCS hedge transactions associated with the Senior Secured Notes, and the one-time expenses relating to the early repayment of the loans incurred to acquire the controlling interest in Bezeq and the early redemption of all outstanding Series A Debentures.

B Communications First Quarter Unconsolidated Financial Results

As of March 31, 2015, B Communications held approximately 31% of Bezeq's outstanding shares. Accordingly, B Communications’ interest in Bezeq's net income for the first quarter of 2015 totaled NIS 143 million ($36 million), compared to NIS 141 million reported in the first quarter of 2014.

During the first quarter of 2015, B Communications recorded net amortization expenses of NIS 28 million ($7 million) related to its Bezeq purchase price allocation (“Bezeq PPA”). From April 14, 2010, the date of the acquisition of its interest in Bezeq, until March 31, 2015, B Communications has amortized approximately 67% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment.

B Communications unconsolidated net financial expenses for the first quarter of 2015 totaled NIS 65 million ($16 million) compared to net financial expenses of NIS 310 million in the first quarter of 2014. Financial expenses during the first quarter of 2015 included NIS 92 million ($23 million) related to the publicly traded Series B Debentures and the Senior Secured Notes. These expenses were partially offset by financial income of NIS 28 million ($7 million) generated by short term investments. Financial expenses in the first quarter of 2014 included NIS 83 million of non-cash, net expenses related to the revaluation of the CCS hedge transactions associated with the Senior Secured Notes, and NIS 183 million of one-time expenses relating to the early repayment of the loans incurred to acquire the controlling interest in Bezeq and the early redemption of all outstanding Series A Debentures.

B Communications’ net income attributable to shareholders for the first quarter of 2015 was NIS 48 million ($12 million) compared to a net loss attributable to shareholders of NIS 203 million reported in the first quarter of 2014.

As of March 31, 2015, B Communications retained earnings balance was NIS 71 million ($18 million).

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	March 31,	March 31,	March 31,	December 31,
	2015		2014
	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financing expenses, net	(65)	(16)	(310)	(508)
Other and income tax expenses	(2)	(1)	(1)	(15)
PPA amortization, net	(28)	(7)	(33)	(148)
Interest in Bezeq's net income	143	36	141	650
Net income (loss)	48	12	(203)	(21)

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the first quarter ended March 31, 2015. For a full discussion of Bezeq’s results for the first quarter ended March 31, 2015, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q1 2015	Q1 2014	% change
	(NIS millions)

Revenues	2,174	2,311	(5.9)%
Operating profit	636	688	(7.6)%
EBITDA	953	1,002	(4.9)%
EBITDA margin	43.8%	43.4%
Net profit attributable to Company shareholders	463	457	1.3%
Basic and Diluted EPS (NIS)	0.17	0.17	0.0%
Cash flow from operating activities	961	1,043	(7.9)%
Payments for investments	368	315	16.8%
Free cash flow 1	606	757	(19.9)%
Net debt/EBITDA (end of period) 2	1.84	1.81

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the first quarter of 2015 amounted to NIS 2.17 billion ($546 million) compared with NIS 2.31 billion in the corresponding quarter of 2014, a decrease of 5.9%.  The decrease in revenues was primarily related to lower revenues at Pelephone, which was partially offset by increased revenues of Bezeq Fixed-Line and Bezeq International.

Salary expenses of the Bezeq Group in the first quarter of 2015 amounted to NIS 439 million ($110 million) compared with NIS 448 million in the corresponding quarter of 2014, a decrease of 2.0%. The decrease in salary expenses was primarily due to streamlining procedures at Pelephone.

Operating expenses of the Bezeq Group in the first quarter of 2015 amounted to NIS 799 million (201 million) compared with NIS 869 million in the corresponding quarter of 2014, a decrease of 8.1%.  The decrease in operating expenses was due to a reduction in most of the Bezeq Group's expense items.

Other operating income of the Bezeq Group in the first quarter of 2015 amounted to NIS 17 million ($4 million) compared with NIS 8 million in the corresponding quarter of 2014. The increase in other operating income was due to the recording of a one-time profit of NIS 12 million arising from the increase in the Bezeq Group’s controlling interest in Yes.

Operating profit of the Bezeq Group in the first quarter of 2015 amounted to NIS 636 million ($160 million) compared with NIS 688 million in the corresponding quarter of 2014, a decrease of 7.6%.  EBITDA of the Bezeq Group in the first quarter of 2015 amounted to NIS 953 million ($239 million) (EBITDA margin of 43.8%) compared with NIS 1.00 billion (EBITDA margin of 43.4%) in the corresponding quarter of 2014, a decrease of 4.9%.  The decrease in operating profit and EBITDA was due to the decrease in revenues partially offset by a reduction in expenses of Pelephone and Bezeq Fixed-Line.

Net profit attributable to Bezeq shareholders in the first quarter of 2015 amounted to NIS 463 million ($116 million) compared with NIS 457 million in the corresponding quarter of 2014, an increase of 1.3%.  Net profit was influenced by an improvement in the financial results of Yes.

Cash flow from operating activities of the Bezeq Group in the first quarter of 2015 amounted to NIS 961 million ($241 million) compared with NIS 1.04 billion in the corresponding quarter of 2014, a decrease of 7.9%.  The decrease in cash flow from operating activities was primarily due to changes in working capital which were partially due to timing differences.

Payments for investments (Capex) of the Bezeq Group in the first quarter of 2015 amounted to NIS 368 million ($92 million) compared with NIS 315 million in the corresponding quarter of 2014, a 16.8% increase. The Group's high level of investments is due to the continued nationwide rollout of Bezeq Fixed Line's fiber optic network, together with investments in advanced technologies for the enhancement of the NGN (Next Generation Network).

Free cash flow of the Bezeq Group in the first quarter of 2015 amounted to NIS 606 million ($152 million) compared with NIS 757 million in the corresponding quarter of 2014, a decrease of 19.9%.

Net financial debt of the Bezeq Group amounted to NIS 8.20 billion ($2.06 billion) at March 31, 2015 compared with NIS 7.32 billion as of March 31, 2014.  At March 31, 2015, the Group's net financial debt to EBITDA ratio was 1.84, compared with 1.81 on March 31, 2014.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of March 31, 2015 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of March 31, 2015 (NIS 3.98 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.
B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il
www.ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL
Hadas Friedman – Investor Relations
Hadas@km-ir.co.il / Tel: +972-3-516-7620

INTERNATIONAL
Philip Carlson / Brad Nelson – KCSA
bcom@kcsa.com / Tel: +1-212-896-1233 / 1217

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31,	March 31,	March 31,	December 31,
	2015	2015	2014	2014
	NIS millions	US$ millions	NIS millions	NIS millions
Assets
Cash and cash equivalents	1,196	301	1,070	713
Restricted cash	17	4	23	65
Investments, including derivatives	3,466	871	1,820	3,102
Trade receivables, net	2,290	575	2,499	2,227
Other receivables	274	69	296	243
Inventory	87	22	100	96
Assets classified as held-for-sale	85	21	201	52

Total current assets	7,415	1,863	6,009	6,498

Investments, including derivatives	331	83	81	271
Long-term trade and other receivables	542	136	618	566
Property, plant and equipment	7,365	1,851	6,533	6,572
Intangible assets	8,536	2,145	6,484	5,908
Deferred and other expenses	365	91	378	364
Broadcasting rights	460	116	-	-
Investment in equity-accounted investee	29	7	1,032	1,057
Deferred tax assets	-	-	29	-

Total non-current assets	17,628	4,429	15,155	14,738

Total assets	25,043	6,292	21,164	21,236

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at (cont’d)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31,	March 31,	March 31,	December 31,
	2015	2015	2014	2014
	NIS millions	US$ millions	NIS millions	NIS millions
Liabilities
Bank loans and credit and debentures	2,043	513	1,133	1,501
Trade payables	1,075	270	627	664
Liability to related party	781	196	-	-
Other payables including derivatives	1,041	261	843	741
Dividend payable	-	-	554	-
Current tax liabilities	747	188	665	671
Provisions	84	21	122	62
Employee benefits	274	70	269	259
Total current liabilities	6,045	1,519	4,213	3,898

Bank loans and debentures	13,694	3,440	12,050	12,357
Employee benefits	238	60	235	233
Other liabilities	276	69	218	256
Provisions	69	17	68	69
Deferred tax liabilities	807	204	971	835
Total non-current liabilities	15,084	3,790	13,542	13,750

Total liabilities	21,129	5,309	17,755	17,648

Equity
Total equity attributable to equity holders
of the Company	1,014	255	795	961
Non-controlling interests	2,900	728	2,614	2,627

Total equity	3,914	983	3,409	3,588

Total liabilities and equity	25,043	6,292	21,164	21,236

B Communications Ltd.

Condensed Consolidated Statements of Income for the

	Three months period ended			Year ended
	March 31,			December 31,
		Convenience
		Translation into
		U.S. dollars
		(Note A)
	2015	2015	2014	2014
	NIS	US$	NIS	NIS
	(In millions, except per share data)
Revenues	2,174	546	2,311	9,055

Cost and expenses
Depreciation and amortization	439	110	469	1,873
Salaries	439	110	448	1,770
General and operating expenses	801	201	870	3,368
Other operating income, net	(11)	(2)	(8)	(535)

	1,668	419	1,779	6,476

Operating income	506	127	532	2,579

Financing expenses, net	97	24	345	611

Income after financing expenses, net	409	103	187	1,968

Share in (income) losses of equity-accounted investee	(16)	(4)	19	170

Income before income tax	425	107	168	1,798

Income tax	119	30	131	667

Net income for the period	306	77	37	1,131

Income (loss) attributable to:
Owners of the Company	48	12	(203)	(21)
Non-controlling interests	258	65	240	1,152

Net income for the period	306	77	37	1,131

Earnings per share

Net income (loss), basic	1.60	0.40	(6.80)	(0.70)

Net income (loss), diluted	1.57	0.39	(6.82)	(0.81)

B Communications Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

	Three months period ended
	March 31,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2015	2015	2014
	NIS millions	US$ millions	NIS millions

Operating income	636	160	688
Depreciation and amortization	317	79	314

EBITDA	953	239	1,002

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

	Three months period ended
	March 31,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2015	2015	2014
	NIS millions	US$ millions	NIS millions

Cash flow from operating activities	961	241	1,043
Purchase of property, plant and equipment	(302)	(76)	(267)
Investment in intangible assets and deferred expenses	(66)	(17)	(48)
Proceeds from the sale of property, plant and equipment	13	4	29

Free cash flow	606	152	757